

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 13, 2017

Via E-mail
David M. Khani
Chief Financial Officer
CONSOL Energy Inc.
1000 CONSOL Energy Drive
Canonsburg, PA 15317-6506

> **Re: CONSOL Energy Inc.
> Form 10-K for the Fiscal Year Ended December 31, 2016
> Filed February 8, 2017
> File No. 001-14901**

Dear Mr. Khani:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Business, page 6

Producing Wells and Acreage, page 9

1. Please expand the disclosure of your expiring acreage to provide the gross amounts of such acreage. Refer to the disclosure requirements pursuant to Item 1208(b) of Regulation S-K.

Development Wells (Net), page 10

2. The disclosure provided as part of the discussion of the development wells drilled during 2016 indicates there were 68 gross wells that had been drilled but that remained uncompleted as of December 31, 2016. Please provide us with the net quantities of proved undeveloped reserves attributable to those wells as of December 31, 2016 which are not scheduled to be completed and the related reserves converted to developed status

within five years of the initial disclosure as proved undeveloped reserves. To the extent that there are any such reserves, please tell us the specific circumstances that justify a time longer than five years.

Gas Production, page 12

3. We note the tabular presentations on pages 12 and 13 that set forth the net sales volumes of natural gas liquids, crude oil and condensate and the average sales price per unit of natural gas liquids, crude oil and condensate produced are provided solely as gas equivalent figures. Please refer to the disclosure requirements pursuant to Item 1204(a) and Item 1204(b)(1) of Regulation S-K and expand your disclosure to present the production figures and average sales prices for natural gas liquids, crude oil and condensate in terms of the barrels of liquids produced and sold.

Average Sales Price and Average Lifting Cost, page 12

4. According to the information provided on page 52, it appears that the certain figures presented in the table on page 13, e.g. the total average sales price per Mcfe, include the effect of derivative transactions. Please expand the disclosure provided on page 13 pursuant to Item 1204(b)(1) of Regulation S-K to provide the sales prices by final product sold exclusive of the effects of derivative transactions. If your prices are defined by contractual arrangements that are specific to a property (e.g. field specific hedges), please expand your disclosure to provide an appropriate narrative explanation.

Supplementary Gas Data (Unaudited), page 166

Proved Oil and Gas Reserves Quantities, page 168

5. The condensate and crude oil and the natural gas liquids production figures presented as barrels and the natural gas production figures presented as cubic feet for the periods ending December 31, 2016 and 2015 on page 169 appear to be inconsistent with the comparable figures presented elsewhere on page 54. Please tell us and expand your disclosure to explain the reason(s) for the differences or revise your disclosure to resolve the inconsistencies in your figures.

6. The revisions in your previous estimates of total proved reserves presented on page 169 for the periods ending December 31, 2014, 2015 and 2016 appear to be attributable to two or more unrelated factors, for example changes in efficiencies in operations, changes in well performance, and changes in plans related to future locations. Please expand your disclosure to indicate the net amount attributable to each individual factor accompanied by a narrative explanation, so that the change in net reserves between periods is fully explained. Refer to FASB ASC 932-235-50-5. Provide comparable disclosure under "Proved Undeveloped Reserves (MMcfe)" beginning on page 170 regarding revisions in

the previous estimates for the period ending December 31, 2016. See also Item 1203(b) of Regulation S-K.

7. Footnote (i) on page 170 appears to indicate the proved developed reserves disclosed at December 31, 2016 included reserves attributed to "producing wells with <u>negative undiscounted cash flows</u>." Please tell us how you considered the requirements in the definitions of economically producible, proved reserves, and reserves in Rule 4-10(a)(10), (a)(22) and (a)(26) of Regulation S-X in classifying the 199.3 Bcfe of natural gas and equivalents as proved reserves.

<u>Standardized Measure of Discounted Future Net Cash Flows, page 171</u>

8. We note disclosure on page 169 of an overall positive change in total proved reserves for the period ending December 31, 2016 relating to extensions and discoveries. However, the corresponding change in the standardized measure of future net cash flows presented on page 172 relating to extensions and discoveries appears to be a negative figure. Please refer to the disclosure requirements pursuant to FASB 932-235-50-36 and expand your disclosure to explain the reason(s) for the negative change in the standardized measure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the comments. Please contact Ronald E. Alper at (202) 551-3329 or Ruairi Regan at (202) 551-3269 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

cc: C. Kristopher Hagedorn
     CONSOL Energy Inc.